UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-40370

BITFARMS LTD.

(Translation of registrant’s name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario, Canada M5C 1T4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On June 10, 2025, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval + (SEDAR +) a share purchase agreement, a copy of which is attached hereto as Exhibit 99.1.

See the Exhibits listed below.

Exhibits

Exhibit No.	Description

99.1	Share Purchase Agreement dated March 17, 2025 by and among Bitfarms Ltd., Hive Holdings Paraguay 1 Ltd., Hive Holdings Paraguay 2 Ltd., Hive Digital Technologies, Ltd. and Backbone Hosting Solutions Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITFARMS LTD.

By:	/s/ Ben Gagnon
	Name:	Ben Gagnon
	Title:	Chief Executive Officer

Date: June 10, 2025